Exhibit 12

Humana Inc. Computation of Ratio of Earnings to Fixed Charges
	For the nine months ended September 30,	For the twelve months ended December 31,

	2012	2011	2010	2009	2008	2007
	(Dollars in millions)
Income before income taxes	$1,629	$2,235	1,749	1,602	993	1,289
Fixed charges	132	178	157	160	128	109
Total earnings	$1,761	$2,413	1,906	1,762	1,121	1,398
Interest charged to expense	$78	$109	105	106	80	69
One-third of rent expense	54	69	52	54	48	40
Total fixed charges	$132	$178	157	160	128	109
Ratio of earnings to fixed charges (1)(2)	13.3x	13.6x	12.1x	11.0x	8.8x	12.8x

Notes
(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges.  Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges.  One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.